# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DREAM FINDERS HOMES, INC., CIK 0001825088
CUSIP: 26154D100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 14701 Philips Highway, Suite 300, Jacksonville, Florida (FL), 32256
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001545674

## Reporting persons
- Lovett William Radford II: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 3,884,974; shared voting power 0; sole dispositive power 3,884,974; shared dispositive power 0; aggregate amount beneficially owned 3,884,974 (11.1% of the class)
  Comment: *Includes 3,862,625 shares of Class A Common Stock owned directly by the W. Radford Lovett II GST Exempt Trust u/a dated 12/28/2004. The reporting person is the sole trustee of the W. Radford Lovett II GST Exempt Trust u/a dated 12/28/2004 and disclaims beneficial ownership of such shares except to the extent of any pecuniary interest in such trust.
  
  ** Percent of class is calculated based on 35,028,565 shares of Class A Common Stock of the Issuer outstanding as of October 23, 2025.

## Item 1. Issuer
Name of issuer: DREAM FINDERS HOMES, INC.
Address of issuer's principal executive offices: 14701 Philips Highway, Suite 300, Jacksonville, Florida, 32256

## Item 2. Person Filing
Name of person filing: Lovett William Radford II
Address of principal business office or, if none, residence: The business address is c/o Dream Finders Homes, Inc. 14701 Philips Highway, Suite 300, Jacksonville, Florida 32256.
Citizenship: Mr. Lovett is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,884,974 shares of Class A Common Stock. The amount includes 3,862,625 shares of Class A Common Stock owned directly by the W. Radford Lovett II GST Exempt Trust u/a dated 12/28/2004. The reporting person is the sole trustee of the W. Radford Lovett II GST Exempt Trust u/a dated 12/28/2004 and disclaims beneficial ownership of such shares except to the extent of any pecuniary interest in such trust.
Percent of class: 11.1
Sole power to vote or to direct the vote: 3,884,974
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,884,974
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Lovett William Radford II: /s/ Lovett William Radford II, Lovett William Radford II (02/11/2026)